UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

Item 1. News release issued by Masisa S.A. on October 30th, 2006:

For further information:	Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56-2) 350-6038	(212) 406-3690
investor.relations@masisa.com	masisa@i-advize.com
Internet: www.masisa.com

PRESS RELEASE
MASISA S.A. REPORTS FINANCIAL RESULTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Santiago, Chile, October 30, 2006 – MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”), a leading company in the Latin American forestry and wood products industries, announced its consolidated financial results for the third quarter ended September 30, 2006.

HIGHLIGHTS 3Q06

  Sales in the third quarter of 2006 increased 18.9% compared to the same period of 2005, reaching US$233.0 million, driven by higher prices and volumes in almost all product lines. Compared to the second quarter of 2006, sales increased by 6.8%, mainly due to the MDF and PB businesses resulting from the commercial efforts focused on achieving higher prices and volumes.
  The operating margin to sales ratio declined from 26.2% to 24.9% compared to the third quarter of 2005, due to rising costs. Compared to the second quarter of 2006, costs remained stable, which accompanied by price increases, allowed the Company to improve its operating margin from 22.1% to 24.9%.
  Administrative and selling expenses in the third quarter of 2006 declined to represent 12.9% of sales, an improvement compared to the third quarter of 2005 where they represented 14.8% of sales. When compared to the second quarter of 2006, administrative and selling expenses declined from 13.8% to the reported 12.9%.
  Operating income increased by 24.9% with respect to the same period of 2005 to US$ 28.0 million due improved sales margin (reflecting the successful commercial efforts), and greater selling and administration expense efficiency. Compared to the second quarter of 2006, the increase was 54.4%, mainly due to price increases, the stabilization of costs and the maintenance of selling and administrative expenses in absolute terms.
  Net income in the third quarter was US$ 13.8 million, representing a 125.4% improvement compared to the same quarter of 2005, and an increase of approximately 239.2% over the second quarter of 2006.
  The Company continues showing an adequate performance in operational terms, which is reflected in a working capital to sales ratio for the third quarter of 2006 maintaining the same level with respect to the third quarter of 2005 (25.0% and 24.6%, respectively). With respect to the second quarter of 2006, the Company improved its working capital to sales ratio, from 28.6% in the third quarter of 2006 to the reported 25.0% in the third quarter of 2006.

	Quarter ended
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2005	2005	2006	2006	2006

	(in millions of US$, except per share figures and percentages)

Sales	195.9	194.1	212.6	218.2	233.0
Operating Margin	51.4	44.8	47.3	48.2	58.1
% of sales (2)	26.2%	23.1%	22.3%	22.1%	24.9%
Administrative & Selling Expenses	(29.0)	(33.0)	(28.1)	(30.1)	(30.1)
% of sales (2)	-14.8%	-17.0%	-13.2%	-13.8%	-12.9%
Operating Income	22.4	11.8	19.3	18.1	28.0

EBITDA(3)	41.2	32.5	38.3	35.2	44.9

Net Income for the Period	6.1	(1.3)	1.2	4.1	13.8
Earnings per Share (US$)	0.0012	(0.0002)	0.0002	0.0007	0.0024
Earnings per ADS (US$) (1)	0.06	-0.01	0.01	0.04	0.12
(1): One ADS is equivalent to 50 common shares.
(2): As % of sales in quarter
(3): Ebitda corresponds to: Oper. Income + Depreciation + Amortization + Depletion

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CONTENTS

HIGHLIGHTS 3Q06	2
FINANCIAL SUMMARY	2

CONTENTS	3

CONSOLIDATED STATEMENT OF INCOME	4
SALES	4
OPERATING INCOME	6
EBITDA	8
NON-OPERATING RESULT	8
NET INCOME	8

CONSOLIDATED BALANCE SHEET	9
ASSETS	9
LIABILITIES	9
SHAREHOLDERS' EQUITY	10

FINANCIAL SUMMARY (TABLES)	11
THIRD QUARTER SEPT 2006	11
ACCUMULATED THIRD QUARTER 2006	11
INFORMATION BY GEOGRAPHICAL SEGMENT (US$)	12
SALES BY MARKET (%)	13
SALES BY PRODUCT (US$ & M3)	14
DETAIL OF PRODUCTION COSTS	15

CONSOLIDATED FINANCIAL STATEMENTS	16
STATEMENT OF INCOME AT SEPT 2006	16
BALANCE SHEET AT SEPT 2006	17
CASH FLOW STATEMENT AT SEPT 2006	19
RECONCILIATION CASH FLOW-RESULTS	20

PROJECTIONS AND ESTIMATES	21

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CONSOLIDATED STATEMENT OF INCOME

SALES

3Q06 vs. 2Q06
The Company’s sales during the third quarter of 2006 totaled US$ 233.0 million, representing a US$ 14.8 million (+6.8%) increase over the second quarter of 2006.

The principal factors explaining the increase were:

Boards

  Sales of MDF boards increased by US$ 13.2 million (+18.2%), mainly due to a 32.6% increase in volume in Brazil where prices were maintained, and higher prices across all other markets led to a 7.3% increase in consolidated prices.
  Sales of particle boards (PB) grew by US$ 3.4 million (+7.6%), due to price increases in all markets (+6.6% consolidated), with volumes similar to those of the previous quarter (1.0% growth).
  Sales of OSB boards declined by US$ 2.0 million (-16.1%), explained by a decline in both prices and volumes in the U.S. market of 13.6% and 39.1%, respectively. These declines are explained by the slow-down in the U.S. construction sector (reduced levels of new home construction), which translates into a decrease in demand for this type of board.

Solid Wood

  Sales of finger-joint mouldings rose by US$ 5.6 million (+23.9%), mainly due to an 8.7% price increase and 14.0% in higher volumes in the U.S. Sales of MDF mouldings declined by US$ 2.6 million (-13.9%) despite a price increase of 4.8%. This was a result of a 17.9% decline in volume attributable to reduced shipments from Chile. This decline in shipments from Chile is explained by a location change in the moulding production line, located at the Cabrero board plant to the moulding plant, also located at Cabrero. Through this change, the Company intends to centralize its moulding operation in order to improve the control and management of both its production and commercialization activities. During this period, and in order to maintain the quality of the delivery service provided to its U.S. clients, the Company outsourced part of its MDF moulding production.

  It should be noted that the positive behavior of the U.S. mouldings business, despite a slow- down in the construction industry, is best explained by a positive correlation with the house renovation business. This sector exhibits more stable performance over time when compared to the new home construction sector, as it is closely related to income levels rather than the macro-economic cycle.
  Increase in the sale of solid wooden doors of US$ 0.8 million (+8.5%), due to a 5.8% improvement in volume and a 2.6% price increase, as a result of the development of new models and the expansion of the customer base.
  Despite a 3.7% price increase, sales of sawn wood declined by US$ 0.8 million (-3.8%) due to a 7.2% decline in volume, best explained by reduced shipments of green wood to Mexico.

Forestry

  Reduced sales of sawn logs of US$ 1.3 million (-11.6%) due to a 14.4% decline in volume partially offset by a 3.3% price increase.

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3Q06 vs. 3Q05

The Company’s sales during the third quarter 2006 totaled US$ 233.0 million, representing a US$ 37.1 million (+18.9%) increase over the third quarter 2005

The principal factors explaining this were:

Boards

  Sales of MDF boards increased by US$ 22.3 million (+35.1%), mainly due to price increases in all markets, principally in the Chilean, Brazilian and Mexican markets (21.2% in consolidated terms). MDF volume also grew by 11.5%, highlighted by Brazil and Venezuela, where it increased 27.5% and 68.0%, respectively.
  Sales of particle boards (PB) increased by US$ 8.8 million (+22.1%), mainly due to a 13.3% increase in prices (price effect of US$ 5.3 million) effective in most markets, principally Chile with 18.2% growth. Volume rose by 7.8% (volume effect of US$ 3.5 million), highlighted by Mexico and Venezuela, where it increased 41.1% and 79.9%, respectively.
  Sales of OSB boards declined by US$ 8.2 million (-43.6%) mainly explained by reductions in both prices and volumes in the U.S. market, declines of 11.7% and 69.5%, respectively.
  This was due to the decline in the U.S. construction sector (lower levels of new home construction), which translates into reduced demand for this type of board.

Solid Wood

  Sales of finger-joint mouldings rose by US$ 7.4 million (+34.2%) mainly due to a 26.8% price increase and a 5.7% improvement in volumes in the U.S. Sales of MDF mouldings increased by US$ 2.0 million (+14.5%) due to a 9.0% increase in volume and 5.0% in prices.
  Sales of solid wooden doors increased US$ 1.5 million (+17.3%), due to increases in volumes of 7.0% and prices of 9.7%.
  Sales of sawn wood rose by US$ 1.8 million (+10.2%), highlighted by increases of 5.1% and 4.9% in volumes and prices respectively. This is explained by a change in the customer base, serving more profitable markets such as Guatemala and Costa Rica from own production, rather than from Mexico, and supplying Mexican customers via trading of third party production.

Forestry

  Sales of sawn logs increased US$ 3.1 million (+47.0%) due to a 144.4% increase in volume partially offset by a 39.8% price reduction.

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OPERATING INCOME

3Q06 vs. 2Q06
The Company’s operating income during the third quarter of 2006 totaled US$ 28.0 million, an increase of US$ 9.8 million (+54.4%) over the second quarter.

The consolidated gross margin was US$ 58.1 million in the third quarter, representing an improvement of US$ 9.9 million (+20.5%) compared to the previous quarter. The gross margin as a percentage of total sales posted a substantial improvement, from 22.1% in the second quarter to 24.9% in the third quarter.

The principal factors behind this increase in operating income, compared to the previous quarter, were:

Boards

  Increases in both prices (7.3% and 6.6%) and volumes (10.1% and 1.0%) in the MDF and PB businesses, respectively, were accompanied by a stabilization of board production costs at the group level in the third quarter 2006. This stabilization is reflected both in chemicals (approximately 34.1% of total board costs) and in wood (approximately 23.4% of the total).

Solid Wood

  Increased margins in the mouldings business, especially for finger-joint mouldings, due to a favorable price environment (+8.7%) in the U.S. market, accompanied by growth in volumes (+14.0%). These price increases more than offset the increase in costs related to wood price increases (approximately 32.3% of total costs), and increased labor costs (approximately 24.7% of total costs).

Administrative and selling expenses were US$ 30.1 million, practically the same as the previous quarter (US$ 30.1 million). The administrative and selling expenses ratio to sales improved from 13.8% in the second quarter to 12.9% .

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3Q06 vs. 3Q05
The Company’s operating income during the third quarter of 2006 was US$ 28.0 million, an increase of US$ 5.6 million (+24.9%) over the third quarter of 2005.

The consolidated gross margin was US$ 58.1 million in the third quarter of 2006, representing an increase of US$ 6.7 million (+13.0%) over the same quarter of the previous year. The gross margin as a percentage of total sales declined from 26.2% in the third quarter of 2005 to 24.9% in the third quarter of 2006.

The principal factors behind this increase in operating income, compared to the same quarter of 2005, were:

Boards

  Increases in both prices (21.2% and 13.3%) as volumes (11.5% and 7.8%) in the MDF and PB businesses, respectively, which were partially offset by price declines (-11.4%) and volume reductions (-36.4%) in OSB and cost pressures, principally resins and wood, inputs representing approximately a combined 59.1% of the total consolidated cost of board manufactured. The cost pressure is reflected in the decline in the consolidated gross margin as a percentage of total consolidated sales.

Solid Wood

  Increases in the prices and volumes of each of the products of this business unit. Especially notable was the 26.7% price increase in finger-joint mouldings due to favorable market conditions in the U.S.. These price increases have been partially offset by increases in related costs with the appreciation of the Chilean and Brazilian currencies, increased wood prices and higher logistical costs as a result of higher oil prices. The cost pressures are reflected in the decline in the consolidated gross margin as a percentage of total consolidated sales.

Administrative and selling expenses were US$ 30.1 million, an increase of US$ 1.1 million (+3.7%) over the third quarter of 2005. The administrative and selling expenses ratio to sales improved substantially from 14.8% in the third quarter of 2005 to 12.9% in the third quarter of 2006.

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EBITDA

3Q06 vs, 2Q06
In-line with its improved operating income, the Company posted a significant recovery in its operating cash flow generation (EBITDA) during the third quarter compared to the previous quarter. EBITDA for the third quarter was US$ 44.9 million, representing an increase of US$ 9.7 million (+27.4%) . The EBITDA to sales ratio recovered from 16.1% in the previous quarter to 19.3% .

3Q06 vs. 3Q05
In-line with the strong sales growth, partially offset by input cost pressures, the Company’s EBITDA improved by US$ 3.6 million (+8.8%) . The EBITDA to sales ratio declined from 21.0% in the third quarter of 2005 to 19.3% .

NON-OPERATING RESULTS

3Q06 vs. 2Q06
The non-operating result remained negative at (US$ 10.7 million) although it compared positively with the result from the second quarter (US$ 13.1 million). This improvement is explained by (i) the reduction in net financial expenses, which declined by US$ 1.1 million, from (US$ 7.1 million) in the second quarter to (US$ 6.1 million). This is mainly explained by a US$ 12.7 million decline in the total amount of funded debt and (ii) reduced exchange differences, which totaled (US$ 3.2 million) in the third quarter compared to (US$ 5.5 million) in the second quarter.

3Q06 vs. 3Q05
The non-operating result remained negative at (US$ 10.7 million), practically the same figure as the third quarter of 2005 (US$ 11.0 million). This was due to net financial expenses, which reduced US$ 3.3 million from (US$ 9.3 million) in 2005 to (US$ 6.1 million) in the third quarter of 2006. This reduction in net financial expenses is explained by improved interest rate conditions obtained in both Rabobank’s syndicated loan (Jan. 2006) and the local bond placement (Jan. 2006), that were partly utilized for refinancing purposes. This was offset by a larger loss from exchange differences, which increased by US$ 2.4million to (US$ 3.2 million) in the 2006 quarter.

NET INCOME

3Q06 vs. 2Q06
Net income totaled US$ 13.8 million, representing an increase of US$ 9.8 million (+239%), mainly due to the better operating results, and to a lesser extent, the improved non-operating results.

3Q06 vs. 3Q05
Net income totaled US$ 13.8 million, representing an increase of US$ 7.7 million (+125%), due to improved operating results.

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CONSOLIDATED BALANCE SHEET

ASSETS (9 month period ended Sept. 30, 2006 vs 9 month period ended Sept. 30, 2005)
The Company’s total assets at September 30, 2006 amounted to US$ 1,954.99 million, representing a 1.3% increase over the same period of 2005.

Current Assets
Totaled US$ 498.9 million, representing a decline of US$ 7.0 million (-1.4%) compared to September 30, 2005. This decrease is mainly explained by less Inventories (-US$ 21.7 million) and Recoverable taxes (-US$ 5.7 million), which slightly exceeded increases in Trade account receivables (+US$ 21.4 million). This increase in receivables is in-line with the Company’s growing trading activities. Current assets mainly comprise cash and cash equivalents (time deposits and marketable securities) for US$ 62.2 million, trade account receivables of US$ 141.1 million, inventories of US$ 188.1 million and recoverable taxes of US$ 47.4 million.

The results of the Company’s efforts to improve its operating efficiency are reflected in (i) fewer days outstanding of receivables (56.4 days at September 30, 2005 versus 49.0 days at September 30, 2006) and (ii) faster inventory turnover (141.6 days at September 30, 2005 versus 99.6 days at September 30, 2006).

Fixed Assets
Totaled US$ 1,475.5 million, an increase of US$ 44.8 million (+3.1%) compared to September 30, 2005, best explained by the increase in Other fixed assets net of depreciation (+US$ 70.0 million), which exceeded the reduction in Machinery and equipment net of depreciation (-US$ 21.3 million). The fixed assets mainly correspond to Machinery and equipment net of depreciation of US$ 550.1 million and Plantations (classified as Other fixed assets) of US$ 560.5 million.

The investment in fixed assets during the nine months ended September 30, 2006 amounted to US$ 84.1 million, 137% of the depreciation for the period.

Other Assets
Totaled (US$ 19.4 million), signifying an increase in the negative balance of (US$ 13.4 million). This increased negative balance mainly reflects an increase in negative goodwill of (US$ 17.0 million).

LIABILITIES (9 month period ended Sept. 30, 2006 vs 9 month period ended Sept. 30, 2005)
Total liabilities amounted to US$ 808.0 million, representing a decrease of US$ 20.8 million (-2.5%) compared to September 30, 2005.

Bank Borrowings
The borrowings of Masisa S.A from financial entities amounted to US$ 304.7 million, a reduction of US$ 21.8 million (-6.7%) compared to September 30, 2005, due to reduced lines of credit of US$ 38.8 million. The funds were used to repay short-term debts mainly from the proceeds of the syndicated loan, with Rabobank, obtained in January 2006 (see below).

In January 2006 the Company obtained a syndicated loan for US$ 110 million to restructure its short-term debt, finance part of its new investment projects and take advantage of favorable interest rates. The loan’s terms are: 6 years tenor, with a 3 year grace period and semi-annual interest payments.

Bonds
The bonds of Masisa S.A. total US$ 317.6 million, a reduction of US$ 19.4 million (-5.8%) compared to September 30, 2005. This is explained by the commencement of principal repayments on the Series A of UF 250,000 (approximately US$ 8.6 million) and payment in May 2006 of US$ 9.0 million corresponding to a Private Placement.

In January 2006, the Company refinanced domestic market bonds for UF 4.75 million in order to improve the maturity profile and take advantage of the favorable interest rate environment.

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Consolidated Maturity Profile of Financial Debt of Masisa S.A at September 30, 2006.

Note: The figures may differ from those in the financial statements due to the book value of the bonds and accrued unpaid interest reported in the financial statements being shown here at their net value at the exchange rate of US$ 1 = CLP$ 537.03.

Debt maturities for 4Q06 and 2007 include maturities of US$ 63.4 million in Venezuela having a 1-year tenor, which the Company has been systematically refinancing in recent years, steadily improving their term and rate conditions.

SHAREHOLDERS’ EQUITY (9 month period ended Sept. 30, 2006 vs 9 month period ended Sept. 30, 2005)
The equity of Masisa S.A at September 30, 2006 amounted to US$ 1,129.7 million, representing an increase of US$ 130.4 million (+13.1%) compared to September 30, 2005.

Paid Capital
The paid capital totaled US$ 812.9 million, an increase of US$ 116.4 million (+16.7%) compared to September 30, 2005. Masisa S.A made a capital increase in December 2005 in which 622.5 million shares were subscribed and paid the equivalent of US$ 117.4 million.

Other Reserves
Totaled US$ 173.2 million, representing an increase of US$ 9.7 million (+5.9%) . These mainly correspond to the forestry reserve of US$ 162.1 million. The increase is due to a greater difference between the appraised value of the forest plantations and their respective cost (US$ 162.1 million at September 30, 2006 versus US$ 148.1 million at September 30, 2005).

Retained Earnings
Totaled US$ 143.6 million, an increase of US$ 4.4 million (3.1%), explained by higher accumulated earnings, which increased by US$ 13.0 million (+21.5%) . This increase was partly reduced by lower net income for the nine months ended September 30, 2006, amounting to US$ 19.1 million, compared to US$ 27.7 million to September 30, 2005, a reduction of US$ 8.6 million (-31.0%) .

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FINANCIAL SUMMARY

Third Quarter ended September 30, 2006:

The following table shows the Company’s principal consolidated financial figures for the quarter and the percentage changes with respect to the same period of the year before:

	Quarter ended
	Sep 30,	Sep 30,	Change
	2006	2005	%

	(millions of US$)
Sales	233.0	195.9	18.9%
Operating Margin	58.1	51.4	13.0%
Administrative & Selling Expenses	(30.1)	(29.0)	3.7%
Operating Income	28.0	22.4	24.9%
Net Income for Period	13.8	6.1	125.4%

Depreciation & Amortization	12.4	13.3	-7.2%

Consumption of Own Raw Material	4.5	5.5	-18.8%

Earnings per Share (US$)	0.002	0.001	100.1%
Earnings per ADS (US$) (1)	0.12	0.06	100.1%
(1) One ADS is equivalent to 50 common shares. The ADSs of Masisa (formerly Terranova) began to be traded on August 5, 2005.
The sum of the figures shown may differ from the total due to rounding up.

Nine-Month Period ended September 30, 2006:

The following table shows the Company’s principal consolidated financial figures for the nine-month period ended September 30, 2006 and the percentage changes with respect to the same period of the year before:

	Accumulated to
	Sep 30,	Sep 30,	Change
	2006	2005	%

	(millions of US$)
Sales	663.9	549.9	20.7%
Operating Margin	153.6	149.7	2.6%
Administrative & Selling Expenses	(88.2)	(79.6)	10.7%
Operating Income	65.4	70.1	-6.6%
Net Income for Period	19.1	27.7	-31.0%

Depreciation & Amortization	38.0	38.5	-1.4%

Consumption of Own Raw Material	14.9	17.2	-13.3%

Earnings per Share (US$)	0.003	0.006	-38.8%
Earnings per ADS (US$) (1)	0.17	0.28	-38.8%
(1) One ADS is equivalent to 50 common shares. The ADSs of Masisa (formerly Terranova) began to be traded on August 5, 2005.
The sum of the figures shown may differ from the total due to rounding up.

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Information by Geographic Segment:

The following table shows the Company’s principal segments according to the origin of sales, for the periods indicated:

	Quarter ended		Accumulated to

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2006	2005	2006	2005

	(millions of US$)		(millions of US$)
Net Sales
Chile	79.1	67.3	232.3	179.1
Brazil	48.3	40.1	141.9	120.2
Venezuela	34.3	23.9	91.8	74.5
Mexico	32.5	29.8	91.5	86.0
USA	56.7	56.2	163.3	143.0
Argentina	31.9	28.1	90.3	76.7
Colombia	6.9	5.4	18.9	16.3
Peru	5.9	4.2	15.5	11.8
Ecuador	2.6	1.8	7.6	5.7
Others (1)	(65.1)	(60.8)	(189.2)	(163.3)

Total	233.0	195.9	663.9	549.9

Operating Margin
Chile	21.1	14.9	51.7	43.8
Brazil	11.8	7.2	30.5	27.8
Venezuela	7.7	4.4	19.1	15.2
Mexico	5.8	4.9	13.4	14.7
USA	5.4	4.8	13.8	11.3
Argentina	8.9	9.5	24.6	21.7
Colombia	1.7	1.5	4.3	4.7
Peru	1.4	1.1	3.9	3.2
Ecuador	0.9	0.5	2.3	1.6
Others (1)	(6.5)	2.7	(10.0)	5.7

Total	58.1	51.4	153.6	149.7

Operating Income
Chile	10.3	5.9	20.3	18.3
Brazil	7.4	3.6	18.2	17.2
Venezuela	3.4	0.6	6.1	4.5
Mexico	2.6	0.3	3.8	3.8
USA	2.1	1.1	3.5	1.9
Argentina	6.4	7.1	17.3	14.7
Colombia	1.2	0.3	2.8	1.7
Peru	0.8	0.5	2.1	1.6
Ecuador	0.4	0.2	1.0	0.6
Others (1)	(6.5)	2.7	(9.6)	5.7

Total	28.0	22.4	65.4	70.1

Depreciation + Amortization
Chile	3.7	3.8	11.0	11.6
Brazil	3.2	3.2	9.6	9.1
Venezuela	2.9	3.1	9.5	8.8
Mexico	0.3	0.4	1.1	1.2
USA	0.1	0.2	0.4	0.5
Argentina	2.1	2.1	6.2	6.2
Colombia	0.0	0.0	0.1	0.0
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.6	0.0	1.0

Total	12.4	13.3	38.0	38.5

CMPP (2)
Chile	1.9	2.3	6.9	7.3
Brazil	1.4	1.9	4.4	5.6
Venezuela	0.9	1.1	2.7	3.1
Mexico	0.0	0.0	0.0	0.0
USA	0.0	0.0	0.0	0.0
Argentina	0.3	0.3	0.9	1.2
Colombia	0.0	0.0	0.0	0.0
Peru	0.0	0.0	0.0	0.0
Ecuador	0.0	0.0	0.0	0.0
Others (1)	0.0	0.0	0.0	0.0

Total	4.5	5.5	14.9	17.2

(1): Adjustments of inter-company sales.
(2): Consumption of own raw material.
The sum of the figures shown may differ from the total due to rounding up.

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Sales by Market:

The following table shows the distribution of consolidated sales according to their end markets, for the periods indicated.

	Quarter ended		Change	Accumulated to		Change

	Sep 30,	Sep 30,	%	Sep 30,	Sep 30,	%
	2006	2005		2006	2005

	(millions of US$)			(millions of US$)
USA	59.8	59.5	0.5%	179.5	157.1	14.3%
Chile	34.8	30.5	14.3%	109.6	85.9	27.6%
Brazil	39.7	27.9	42.5%	106.8	76.4	39.8%
Mexico	32.1	28.8	11.2%	90.8	84.3	7.7%
Venezuela	25.5	14.9	71.6%	63.0	45.5	38.4%
Argentina	18.2	15.0	22.0%	49.9	40.7	22.6%
Colombia	6.9	5.4	26.8%	18.9	16.3	16.5%
Peru	5.9	4.2	40.9%	15.5	11.8	31.1%
Ecuador	2.6	1.8	40.9%	7.6	5.4	39.9%
Others	7.5	8.0	-6.5%	22.2	26.5	-16.1%

Total	233.0	195.9	18.9%	663.8	549.9	20.7%

Note: The sum of the figures shown may differ from the total due to rounding up.

The following table shows the percentage distribution of consolidated sales according to their end markets, for the periods indicated.

	Quarter ended		Change	Accumulated to		Change

	Sep 30,	Sep 30,		Sep 30,	Sep 30,
	2006	2005		2006	2005	%

USA	25.7%	30.4%	-15.5%	27.0%	28.6%	-5.3%
Chile	14.9%	15.6%	-3.9%	16.5%	15.6%	5.7%
Brazil	17.0%	14.2%	19.8%	16.1%	13.9%	15.8%
Mexico	13.8%	14.7%	-6.5%	13.7%	15.3%	-10.8%
Venezuela	11.0%	7.6%	44.3%	9.5%	8.3%	14.7%
Argentina	7.8%	7.6%	2.6%	7.5%	7.4%	1.5%
Colombia	3.0%	2.8%	6.6%	2.9%	3.0%	-3.5%
Peru	2.5%	2.1%	18.5%	2.3%	2.2%	8.6%
Ecuador	1.1%	0.9%	18.5%	1.1%	1.0%	15.9%
Others	3.2%	4.1%	-21.4%	3.3%	4.8%	-30.5%

Total	100%	100%		100%	100%

Note: The sum of the figures shown may differ from the total due to rounding up

13 / 22

Sales by Product:

The following table shows the Company’s consolidated sales according to kind of product, for the periods indicated:

	Quarter ended			Accumulated to

	Sep 30,	Sep 30,	Change	Sep 30,	Sep 30,	Change
	2006	2005	%	2006	2005	%

	(millions of US$)			(millions of US$)

MDF	86.0	63.7	35.1%	231.9	184.3	25.8%
Particle boards	48.5	39.7	22.1%	138.2	111.9	23.5%
Finger-joint mouldings	28.9	21.6	34.2%	74.2	62.0	19.8%
Sawn wood	19.7	17.8	10.2%	58.9	50.1	17.6%
MDF mouldings	16.1	14.0	14.5%	48.4	34.7	39.3%
OSB	10.6	18.9	-43.6%	39.8	44.7	-10.8%
Pieces	9.6	6.6	47.0%	31.2	21.5	45.6%
Solid wood doors	10.3	8.8	17.3%	28.9	26.7	8.1%
Others	3.3	4.9	-33.0%	12.3	14.1	-12.7%

Total	233.0	195.9	18.9%	663.8	549.9	20.7%

Note: The sum of the figures shown may differ from the total due to rounding up.

The following table shows the volumes sold by kind of product, related to the consolidated sales of the Company’s principal products for the periods indicated.

	Quarter ended			Accumulated to

	Sep 30,	Sep 30,	Change	Sep 30,	Sep 30,	Change
	2006	2005	%	2006	2005	%

	(millions of US$)			(millions of US$)

MDF	255.0	228.8	11.5%	731.6	652.1	12.2%
Particle boards	192.2	178.3	7.8%	572.9	521.6	9.8%
Finger-joint mouldings	53.8	50.8	5.9%	150.8	130.9	15.2%
Sawn wood	91.1	86.7	5.1%	282.1	248.9	13.4%
MDF mouldings	38.2	35.0	9.0%	121.0	82.0	47.6%
OSB	51.6	81.0	-36.4%	179.4	200.8	-10.7%
Pieces	305.7	125.1	144.4%	1,045.0	858.9	21.7%
Solid wood doors	10.9	10.2	7.0%	31.4	28.7	9.1%
Others	254.2	141.5	79.6%	739.0	281.3	162.7%

Total	1,252.6	937.4	33.6%	3,853.2	3,005.2	28.2%

Note: The sum of the figures shown may differ from the total due to rounding up.

14 / 22

Details of Production Costs:

The following table shows the percentage distribution of average consolidated production costs for bare particle, MDF and OSB boards, for the periods indicated.

	Quarter ended		Accumulated to

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2006	2005	2006	2005

Chemicals	34.1%	37.2%	35.0%	37.7%
Wood	23.4%	21.9%	23.3%	21.9%
Depreciation	10.1%	11.0%	10.5%	11.4%
Energy	8.5%	8.3%	8.5%	8.1%
Personnel	8.4%	7.0%	8.0%	6.8%
Others	15.5%	14.7%	14.7%	14.1%

Total	100.0%	100.0%	100.0%	100.0%

Note: The sum of the figures shown may differ from the total due to rounding up.

The following table shows the percentage distribution of average consolidated production costs for doors, finger-joint mouldings and sawn wood, for the periods indicated.

	Quarter ended		Accumulated to

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2006	2005	2006	2005

Wood	32.9%	39.1%	34.3%	39.7%
Personnel	25.1%	20.9%	24.3%	19.4%
Services	14.3%	12.1%	13.9%	12.4%
Materials & inputs	9.0%	10.0%	9.4%	10.0%
Depreciation	7.1%	7.6%	7.4%	8.4%
Energy	3.2%	3.5%	3.2%	3.4%
Others	8.4%	6.6%	7.5%	6.8%

Total	100.0%	100.0%	100.0%	100.0%

Note: The sum of the figures shown may differ from the total due to rounding up.

15 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT	Accumulated to

	Sep 30, 2006	Sep 30, 2005

	(ThUS$)

Net Sales	663,850	549,934
Cost of Goods Sold	(510,207)	(400,227)
GROSS PROFIT	153,643	149,707
Expenses (less)	(88,197)	(79,641)

OPERATING RESULT	65,446	70,066

Financial Income	3,808	2,547
Financial expenses (less)	(26,037)	(28,797)
Net interest expense	(22,229)	(26,250)
Net income on investments in related companies	573	924
Loss on investments in related companies (less)	0	0
Net income from Related Companies	573	924
Other non operating income	2,711	2,947
Other non-operating expenses (less)	(7,837)	(4,678)
Amortization of goodwill (less)	(64)	(594)
Price/level restatements	0	0
Exchange Differences	(9,044)	(3,546)

NON-OPERATING RESULT	(35,890)	(31,197)

Result before income taxes and extraordinary items	29,556	38,869
Extraordinary ¥tems	0	0
Income taxes	(21,403)	(14,992)
Amortization negative goodwill	3,411	2,494
Net income (loss) before minority interests	11,564	26,371
Minority interests	7,532	1,322

NET INCOME (LOSS) FOR THE PERIOD	19,096	27,693

Note: The sum of the figures shown may differ from the total due to rounding up.

16 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Accumulated to

CONSOLIDATED BALANCE SHEET	Sep 30, 2006	Sep 30, 2005

	(ThUS$)

ASSETS
CURRENTS ASSETS :
Cash and Banks	11,148	27,411
Time deposits	50,846	34,305
Marketable securities (net)	201	678
Accounts receivable (net)	141,052	119,631
Notes receivable (net)	10,968	10,490
Sundry debtors	27,491	26,841
Notes and accounts receivable from related companies	7,694	4,998
Inventories (net)	188,145	209,856
Recoverable taxes	47,437	53,186
Prepaid expenses	10,143	10,693
Deferred taxes	3,551	2,842
Other current assets	213	4,924
Total current assets	498,889	505,855

FIXED ASSETS :
Lands	135,386	131,079
Buildings and infrastructure	212,511	209,650
Machinery and equipment	843,304	825,721
Other fixed assets	689,044	618,664
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	(412,141)	(361,816)
Total fixed assets	1,475,494	1,430,688

OTHER ASSETS :
Investments in related companies	4,633	4,264
Investments in other companies	205	205
Goodwill	1,186	1,448
Negative goodwill (less)	(59,412)	(42,465)
Long term debtors	4,661	5,412
Long term notes and receivables from related companies	1,556	0
Long term deferred taxes	0	0
Intangible assets	212	121
Amortization (less)	-28	-19
Others	27,590	25,040

Total other assets	(19,397)	(5,994)

TOTAL ASSETS	1,954,986	1,930,549

17 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Accumulated to

CONSOLIDATED BALANCE SHEET	Sep 30, 2006	Sep 30, 2005

	(ThUS$)

LIABILITIES
CURRENT LIABILITIES :
Short term obligations to banks and financial institutions	65,904	104,677
Short term portion of long term obligations to banks and financial institutions	57,741	62,317
Obligations to the public -short-term portion (bonds)	34,359	56,260
Long term obligations due within one year	4	165
Dividends payable	504	316
Accounts payable	57,760	51,413
Notes payable	719	933
Sundry creditors	2,192	3,047
Notes and accounts payable to related companies	4,948	4,487
Provisions	26,356	21,140
Withholdings	18,166	14,703
Income tax	7,801	5,321
Revenue received in advance	866	668
Other current liabilities	314	0
Total current liabilities	277,634	325,447

LONG-TERM LIABILITIES :
Obligations to banks and financial institutions	181,051	159,466
Long term obligations to the Public (bonds)	283,264	280,752
Long term sundry creditors	130	292
Long term Provisions	1,426	677
Long term Deferred taxes	46,828	44,344
Other long term liabilities	17,651	17,793
Total long-term liabilities	530,350	503,324

MINORITY INTEREST :	17,354	102,532

SHAREHOLDERS' EQUITY :
Paid/up capital stock	812,880	696,481
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	173,176	163,520
Retained Earnings	143,592	139,245
Reserves future dividends	51,424	51,424
Accumulated profits	73,072	60,128
Accumulated losses (less)	0	0
Net income (loss) for the period	19,096	27,693
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0
Total shareholders' equity	1,129,648	999,246

TOTAL LIABILITIES	1,954,986	1,930,549

18 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Accumulated to

CONSOLIDATED STATEMENT OF CASH FLOW – DIRECT	Sep 30, 2006	Sep 30, 2005

	(ThUS$)

CASH FLOW FROM OPERATING ACTIVITIES :
Collection of accounts receivable	824,231	631,384
Financial income received	7,165	9,769
Dividends and other distributions received	0	0
Other income received	19,885	20,542
Payments of suppliers and personnel (less)	(694,340)	(533,937)
Interest paid (less)	(32,418)	(21,904)
Income tax paid (less)	(9,710)	(7,235)
Other expenses paid (less)	(2,772)	(2,775)
V.A.T. and similar paid (less)	(11,375)	(16,235)
Net cash flow from operating activities	100,666	79,609

CASH FLOW FROM FINANCING ACTIVITIES :
Placement of shares	44,012	0
Loans drawn	219,368	114,416
Bonds	162,965	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	(11,491)	(52,111)
Distribution of capital (less)	0	0
Loans repaid (less)	(266,445)	(99,293)
Bonds paid (less)	(169,605)	(9,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	(1,691)
Stock issuance and placement expenses (less)	(903)	0
Bond issuance and placement expenses (less)	0	0
Other financing disbursements (less)	0	0
Cash flow from financing activities	(22,099)	(47,679)

CASH FLOW FROM INVESTING ACTIVITIES :
Sales of fixed assets	38	1,477
Sales of permanent investments	0	0
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	0	20,468
Acquisition of fixed assets (less)	(84,086)	(45,539)
Interest capitalized repaid (less)	(5,149)	(4,103)
Permanent investments (less)	(24,340)	0
Investments in financial instruments (less)	0	0
Documented loans to related companies (less)	(709)	0
Other loans to related companies (less)	0	0
Other investment disbursements (less)	0	(355)
Net cash flow from investing activities	(114,246)	(28,052)

NET TOTAL CASH FLOW FOR THE PERIOD :	(35,679)	3,878

Effect of inflation on cash and cash equivalents	17	(14)
Net variation in cash and cash equivalents	(35,662)	3,864
Initial balance of cash and cash equivalents	97,857	58,530

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	62,195	62,394

19 / 22

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Accumulated to

CASH FLOW TO NET INCOME RECONCILIATION [*]	Sep 30, 2006	Sep 30, 2005

	(ThUS$)

NET INCOME (LOSS) FOR THE PERIOD	19,096	27,693

Results on sales of assets:
(Profit) loss on sales of fixed assets	(26)	44
Profit on sales of investments (less)	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Results on sales of assets:	(26)	44

CHARGES (CREDITS) TO INCOME NOT AFFECTING CASH FLOW:
Depreciation for the period	37,664	37,919
Amortization of intangible assets	337	609
Write-offs and provisions	0	0

Income from investment in related companies (less)	(573)	(924)
Loss from investment in related companies	0	0
Amortization of goodwill	64	594
Amortization of negative goodwill (less)	(3,411)	(2,494)
Net price-level restatements	0	0
Net foreign exchange difference	9,044	3,546

Other credit to income not affecting cash flow (less)	0	0
Other charges to income not affecting cash flow	14,944	19,215

Charges (credits) to income not affecting cash flow:	58,069	58,465

CHANGES IN ASSETS AFFECTING CASH FLOW :
Accounts receivable	(29,977)	(11,327)
Inventories	31,868	(10,188)
Other assets	(1,740)	(584)

Changes in assets affecting cash flow (increases) decreases	151	(22,099)

CHANGES IN LIABILITIES AFFECTING CASH FLOW :
Accounts payable related to operating income	21,967	3,947
Interest payable	(4,880)	6,893
Net income taxes payable	(2,189)	(3,659)

Other accounts payable related to non/operating income	(369)	2,586
Net value added tax and similar payable	16,379	7,061

Changes in liabilities affecting cash flow (increases) decreases:	30,908	16,828

Profit (loss) of minority interest	(7,532)	(1,322)

NET CASH FLOW FROM OPERATING ACTIVITIES	100,666	79,609

[*] Reconciliation of net income to net flow cash provided by operating activities

20 / 22

Projections and Estimates

This communication may contain projections that constitute declarations other than historic facts or present conditions, and include without limitation the present management views and estimates of future circumstances, industry conditions and the performance of the Company. Such projections may be identified with the use of the terms “could”, “should”, “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “project” and similar expressions. Examples of projections are declarations made with respect to future market shares, future projected competitive strengths, the implementation of relevant operational and financial strategies, the direction of future operations, and the factors or trends affecting financial conditions, liquidity or operating results. Such declarations reflect the management’s present views and are subject to different risks and events. There is no assurance that the expected events, trends or results will effectively occur. These declarations are made on the basis of numerous assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change to these assumptions or factors could cause the present results of Masisa and the Company’s planned actions to differ substantially from present expectations.

21 / 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

Masisa S.A.

By:
/s/ Patricio Reyes U.
	Name:	Patricio Reyes U.
General Counsel

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.